February 1, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AFB Limited

Registration Statement on Form S-1

Filed December 21, 2023

File No. 333-279184

To the men and women of the SEC:

On behalf of AFB Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 18, 2024 addressed to Mr. Tak Chun Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1 on December 21, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Registration Statement on Form S-1 Filed December 21, 2023

Cover Page

1. We note your disclosure that Tak Chun Wong controls 100% of the company's voting power as of the date of the registration statement. Please revise to disclose Mr. Wong's ownership percentage assuming the sale of all shares being registered and characterize such ownership as a controlling interest. Make similar revisions where you discuss Mr. Wong's share ownership in the prospectus summary and risk factors.

Company Response:

We have revised the cover page, the prospectus summary on page 2, and the risk factor on page 8 accordingly.

2. Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a Nevada company with operations conducted in Hong Kong and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Company Response:

The prospectus cover page has been revised accordingly.

3. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Company Response:

We have added the following risk factors, which we believe address the above:

Hong Kong, legal and operational risks

Political stability plays a pivotal role in shaping the operational landscape for companies operating in Hong Kong, and the region has grappled with political challenges that have far-reaching implications. The occurrence of large-scale protests and demonstrations has been a notable feature, disrupting daily operations and causing potential closures of businesses. One of the key implications of political instability is the erosion of business confidence, creating uncertainty about the regulatory and policy environment. This uncertainty can deter foreign investment and hinder the growth plans of companies operating in Hong Kong. Moreover, sudden shifts in government policies and regulations can directly impact businesses, leading to challenges in adapting to new rules, compliance requirements, and changes in the legal framework. Tensions in international relations may affect trade dynamics, introducing challenges related to export-import restrictions and altering diplomatic ties. Companies operating in this environment may face reputational risks, as they could be perceived as being associated with political controversies or unrest. The talent pool and workforce stability may be affected, with employees feeling unsettled and recruitment becoming more challenging. Additionally, operational disruptions, such as interruptions to supply chains and transportation delays, are potential consequences of political unrest.

In addition, recent statements and regulatory actions by the Chinese government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns may impact the company's ability to conduct business, accept foreign investments, or list on U.S. or other foreign exchanges.

Chinese government on VIE

The Variable Interest Entity (VIE) structure, commonly employed by Chinese companies for overseas listings, has been a subject of scrutiny by the Chinese government due to concerns about regulatory loopholes, corporate governance issues, and potential national security risks. The Chinese government has not provided explicit regulatory guidance or formal recognition for the VIE structure, resulting in a regulatory gray area. There have been discussions within Chinese regulatory circles highlighting potential national security risks associated with certain VIE arrangements, particularly in industries deemed sensitive or strategic. This lack of clarity and the government's concerns introduce uncertainties for companies utilizing VIEs, with the potential for increased scrutiny and regulatory challenges. The evolving regulatory landscape may impact Chinese companies using the VIE structure to list on overseas stock exchanges, especially in the United States, potentially leading to new requirements or restrictions.

Chinese government on data security

The Chinese government has actively strengthened its regulatory framework concerning data security, reflecting a concerted effort to fortify the protection of sensitive information and bolster overall cybersecurity within the country. This initiative is underscored by the implementation of the Data Security Law (DSL), which became effective on September 1, 2021. The DSL establishes a comprehensive framework addressing data classification, cross-border data transfers, and the responsibilities of entities acting as data processors and controllers. Additionally, the enactment of the Personal Information Protection Law (PIPL) on November 1, 2021, further regulates the collection, processing, and transfer of personal information. The government has also introduced the National Cybersecurity Review Measures, providing a regulatory structure for assessing the cybersecurity implications of technologies and products, particularly those utilized in critical information infrastructure. Notably, data localization requirements have been emphasized, mandating certain critical data to be stored within China to strengthen regulatory oversight and protect sensitive information. The government's regulatory actions extend to large technology companies, where fines and measures have been imposed to address data security and potential anti-competitive concerns. The heightened regulatory scrutiny carries consequences for non-compliance, including fines, restrictions on business activities, and reputational risks.

Chinese government on anti-monopoly

The Chinese government has been actively addressing concerns related to anti-monopoly practices, demonstrating a commitment to fostering fair competition and ensuring market integrity. Key developments include the enforcement of the Anti-Monopoly Law (AML) and increased scrutiny on large technology companies. The State Administration for Market Regulation (SAMR) plays a central role in enforcing antitrust laws, with a focus on preventing monopolistic behavior, anti-competitive agreements, and unfair pricing practices. The government has issued guidelines and regulations to provide clearer definitions of anti-competitive behavior, enhance transparency in enforcement, and conduct regular market investigations to identify and rectify any such practices across various industries. Companies operating in China must navigate compliance obligations, with violations potentially leading to substantial fines, regulatory penalties, and reputational damage.

Holding Foreign Companies Accountable Act

Our auditor is located in Malaysia. Holding Foreign Companies Accountable Act (“HFCAA”) introduces additional compliance requirements for foreign companies listed on U.S. exchanges, including specific mandates regarding the oversight of auditors by the Public Company Accounting Oversight Board (PCAOB), investors should be cognizant of the potential limitations the PCAOB may face in inspecting or overseeing our auditor based in Malaysia. This geographical distinction may impact the Company compliance with regulatory requirements and adherence to financial reporting standards. Furthermore, investors should recognize that non-compliance with the HFCAA and related regulations could lead to potential risks of delisting from U.S. exchanges.

These risks could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. Clearly disclose how you will refer to your company and any subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, if applicable. For example, disclose, if true, that you and/or your subsidiaries conduct operations in Hong Kong. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Additionally, please revise throughout to discuss applicable laws and regulations in Hong Kong and related risks and consequences. Location-specific regulations that should be discussed include, but are not limited to, enforceability of civil liabilities in Hong Kong and China's Enterprise Tax Law. Disclose on the prospectus cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Company Response:

We have added the following to the cover page, as well as the Government Regulations section of page 17:

AFB Limited has no subsidiaries, is an entity incorporated in Nevada, US, and is conducting business primarily in Hong Kong. Investors purchasing an interest in the Company are doing so directly in AFB Limited. The Company is subject to following Hong Kong laws and regulations:

•	The Personal Data (Privacy) Ordinance (PDPO), is a fundamental regulation governing the collection, use, and handling of personal data. Non-compliance with PDPO can lead to fines and legal actions, with potential repercussions on the company's reputation and customer trust.
•	Intellectual property protection, governed by trademark, copyright, and patent laws, is essential to prevent infringement issues and legal disputes that could compromise the company's business exclusivity.
•	Cybersecurity and data security regulations, guided by local guidelines and international standards, aim to safeguard against breaches that may result in data loss, financial losses, and regulatory penalties.
•	E-commerce regulations under the Electronic Transactions Ordinance address legal aspects of digital transactions, with non-compliance potentially leading to legal challenges, customer disputes, and reputational harm.
•	Consumer protection laws, such as the Trade Descriptions Ordinance, are crucial for safeguarding consumer rights, and violations can result in legal actions and damage to the company's reputation.
•	General contract laws govern commercial transactions, emphasizing the importance of well-drafted contracts to avoid disputes and legal consequences.
•	The Competition Ordinance prohibits anti-competitive conduct, and adherence is critical to avoid fines, legal actions, and damage to market reputation.
•	Tax laws, outlined in the Inland Revenue Ordinance, govern corporate taxation, and non-compliance may lead to penalties, audits, and legal consequences.
•	Employment laws, including the Employment Ordinance, establish regulations for employment relationships, and failure to comply may result in legal actions, fines, and damage to employer reputation.

Each of the above regulations play a crucial role in shaping the legal framework for digital services operations in Hong Kong, and adherence is paramount to ensuring sustainable and compliant business practices in the region. The enforceability of civil liabilities in Hong Kong is a cornerstone of the region's legal system, rooted in the principles of the common law. Hong Kong's legal framework provides a robust and transparent environment for addressing civil disputes, ensuring that contractual agreements and legal obligations are upheld. The common law system, inherited from the British legal tradition, operates on established legal precedents and principles, contributing to clarity and consistency in legal interpretations. Parties involved in civil disputes in Hong Kong have access to an independent and impartial judiciary, and the court system is structured to handle a diverse range of civil cases. Once a judgment is obtained from a Hong Kong court, various enforcement measures, such as asset seizure and wage garnishment, can be employed. Hong Kong also has reciprocal enforcement agreements with numerous jurisdictions, facilitating the recognition and enforcement of foreign judgments. Arbitration, as an alternative dispute resolution method, is widely utilized, and arbitral awards enjoy enforceability similar to court judgments. While the legal framework in Hong Kong is well-established, businesses should be mindful of associated costs and timelines in legal proceedings. Clear contractual terms, legal advice, and consideration of alternative dispute resolution mechanisms contribute to effective dispute resolution.

In addition, the Company has assessed the enforceability of China's Enterprise Tax Law. Although the Enterprise Tax Law itself does not directly apply to Hong Kong, indirectly, in the case of cross-border transactions, failure to adhere to withholding taxes may lead to increased scrutiny and potential disputes with tax authorities. Non-compliance may result in penalties, fines, and legal actions initiated by the tax authorities in both mainland China and Hong Kong.

While we believe Hong Kong's legal system is renowned for its stability and adherence to the common law principles, the ongoing political uncertainties in both China and Hong Kong could potentially pose challenges to this established legal framework. The "one country, two systems" principle, which delineates a high degree of autonomy for Hong Kong, has faced increasing scrutiny and challenges in recent years. The political landscape and evolving relations between the Chinese central government and Hong Kong authorities have led to concerns about potential impacts on the legal system. Political uncertainties, particularly those arising from changes in the interpretation and application of the Basic Law by the National People's Congress Standing Committee in Beijing, have created an environment where the autonomy and independence of Hong Kong's legal system may be subject to reassessment. The imposition of national security laws in Hong Kong and other legislative changes has raised questions about the potential influence of mainland China on Hong Kong's legal processes. While the legal system in Hong Kong remains distinct, the broader political context has raised concerns about potential implications for judicial independence, the rule of law, and the enforceability of civil liabilities. The perceived erosion of autonomy in Hong Kong could impact the overall business environment, introducing uncertainties for companies operating in the region.

Due to our limited operating history and deployable resources to comply with these regulations, coupled with political uncertainty, pose uncertainty in regards to the company's ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange, and could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. We note your use of the terms "Hong Kong," "China" and "PRC." Please clearly distinguish between these terms to clarify whether you are referencing Hong Kong when referring to China and the PRC.

Company Response:

We have added the following clarification to the Preliminary Prospectus: “All references herein to Hong Kong, refer to specifically Hong Kong only. All references herein to China/PRC refer to mainland China, excluding Hong Kong.”

6. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between you, any subsidiary, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or any subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Discuss whether there are limitations on your ability to transfer cash between you, any subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections.

Company Response:

We have added the following to page 17:

Customer payments are processed through direct transfers to the Company's designated bank account. Similarly, most expenses are settled directly from the Company bank account, with occasional payments facilitated by our director's bank account on behalf of the organization.

We have no current intention to distribute dividends. Amounts owed to third parties will be settled directly through our company's bank account, and any outstanding amounts due to directors may be subject to consideration for write-off.

To date, our company has not engaged in any transfers, dividends, or distributions either among the company, to investors, or to any subsidiary (at this time we have no subsidiaries). The only financial transactions involving the director include capital contributed by the director which amounted to $3,000 and expenses paid by the director on behalf of the company amounted to $3,504.

Currently, there is no limitation on the use of our funds, however, it is crucial to highlight that due to political uncertainty, there might be limitations imposed in the future. The regulatory environment and government policies in Hong Kong may evolve and we recognize the potential for future changes that could impact the ability to freely transfer funds. As a result, we may not be available to fund our operations, and in such an event we may not be able to use funds for any other uses outside of Hong Kong.

7. To the extent you have cash management policies that dictate how funds are transferred between you, any subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Company Response:

We have revised the cover page and prospectus summary accordingly.

8. You state that the proceeds from the sale of the securities being registered "will be placed directly into the Company's account or a designated account to be used as escrow." Please confirm whether any definitive arrangements have been made to place the funds in an escrow or similar account. If arrangements have not been made, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. Make conforming revisions where you discuss a potential escrow account at pages 2, 9, and 20.

Company Response:

We have added the following language to the prospectus summary and pages 2, 9, and 20:

No arrangement has been made for escrow currently, and we are not aware, at this time, of any potential impact this may have on investors. If we are to utilize the services of an escrow agent, it is our intent to have arrangements with an escrow agent established before commencing this offering. As indicated throughout, however, we may not utilize the services of an escrow agent.

Prospectus Summary, page 1

9. Provide early in the prospectus summary a diagram of your corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

Company Response:

AFB Limited is an entity, with no subsidiaries, incorporated in Nevada, US and is conducting business primarily in Hong Kong. Investors purchasing an interest in the Company are doing so directly in AFB Limited. As a result, we have not added a summary diagram.

10. Please revise the prospectus summary to highlight your limited history of operations and revenues received to date, working capital deficit, and the indication by your independent auditor that there is a substantial doubt about your ability to continue as a going concern. Add a risk factor that discusses these aspects of your financial condition as well.

Company Response:

We have added the following to page 1, and have amended the risk factor on page 7 to include:

Our company has a limited history of operations and has received limited revenues to date, in the amount of $22,000. This, coupled with a working capital deficit, has prompted our independent auditor to express a substantial doubt about our ability to continue as a going concern.

11. Please revise to add a summary of risk factors to the prospectus summary, and disclose in the summary of risk factors the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

We have added the following summary to page 2:

Operating a business in Hong Kong entails various risks related to legal, political, and regulatory factors. The legal landscape involves adherence to laws such as the Personal Data (Privacy) Ordinance (PDPO), intellectual property laws, and general commercial regulations. Challenges may arise from data security and privacy concerns, coupled with the absence of a comprehensive competition law. Political uncertainties have intensified due to scrutiny and challenges associated with the "one country, two systems" principle, granting Hong Kong substantial autonomy. The evolving relationship between the Chinese central government and Hong Kong authorities raises concerns about potential implications for the region's legal system, necessitating careful consideration of its impact on autonomy and the legal framework.

In China, businesses face notable legal risks, including uncertainties in law enforcement, rapid regulatory changes, and the potential for government intervention. The interpretation and enforcement of laws can be inconsistent, posing challenges for effective navigation of the legal landscape. The dynamic nature of rules and regulations in China introduces further risks, as regulatory changes can occur swiftly, demanding businesses to stay adaptable and vigilant for compliance. Government intervention, inherent in the Chinese business environment, holds uncertainties for strategic decisions, market access, and overall corporate governance. This influence may be driven by factors such as national security, political considerations, or broader economic goals.

Moreover, the China Securities Regulatory Commission (CSRC) implemented Administrative Measures for the Overseas Issuance of Securities and Listing by Domestic Enterprises last year, aiming to regulate and oversee the fundraising activities of Chinese companies in international markets. The authority of the Chinese government to exert more oversight and control over offerings emphasizes the risk such actions pose to the ability to offer securities, potentially causing a substantial decline in value or rendering them worthless.

12. Disclose each permission or approval that you or any subsidiary are required to obtain from Hong Kong or Chinese authorities to operate your business and to offer the securities being registered to foreign investors.

State whether you or any subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Please also describe the consequences to you and your investors if you or any subsidiaries (i) do not receive and maintain such permissions or approvals, (ii) inadvertently conclude that such permissions and approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions and approvals in the future.

Company Response:

We have added the following risk factor to page 6:

Permission or approval from Hong Kong or Chinese Authorities.

As of the time of this prospectus, we are not obligated to obtain any permissions or approvals from Hong Kong or Chinese authorities to operate our business or offer the securities being registered to foreign investors, including China Securities Regulatory Commission (CSRC) and Cyberspace Administration of China (CAC) and no applications have been made.

However, due to the uncertainty over Hong Kong and Chinese legal framework, we might be required to obtain and maintain approval from authorities, which would cause a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

13. We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.

Company Response:

We have added the following to the Government Regulations section on page 17:

The China Securities Regulatory Commission (CSRC) introduced the Administrative Measures for the Overseas Issuance of Securities and Listing by Domestic Enterprises last year, with the aim of regulating and overseeing fundraising activities of Chinese companies in global markets. As of the date of this prospectus, we are not currently subject to these regulations. However, given the ongoing uncertainty in the legal framework between Hong Kong and China, it is possible that we may be required to obtain and maintain approvals from relevant authorities in the future. Such a requirement could lead to a material change in our operations and/or the value of the securities being registered for sale. Additionally, there is a risk that it could significantly limit or completely hinder our ability to offer or continue offering securities to investors, potentially causing the value of such securities to decline significantly or render them worthless.

14. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you, any subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including any subsidiaries, to the parent company and U.S. investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Company Response:

We amended accordingly, and we have amended page 17 to include the following:

Currently, there is no limitation on the transfer of our cash across border; however, it is crucial to highlight that due to political uncertainty, there might be limitations imposed in the future. The regulatory environment and government policies in Hong Kong may evolve and we recognize the potential for future changes that could impact the ability to freely transfer funds as with all others PRC entities, as a result we may not be available to fund operations or for other use outside Hong Kong.

Risk Factors, page 4

15. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities.

Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Company Response:

We have added the following risk factor to page 4:

“AFB Limited is a Nevada entity with no subsidiaries, and is conducting business primarily in Hong Kong. The "one country, two systems" framework, which grants Hong Kong a high degree of autonomy, has faced increasing scrutiny and challenges in recent years.

AFB Limited is a Nevada entity with no subsidiaries, and is conducting business primarily in Hong Kong. The "one country, two systems" framework, which grants Hong Kong a high degree of autonomy, has faced increasing scrutiny and challenges in recent years. The dynamic relationship between the Chinese central government and Hong Kong authorities, coupled with the evolving political landscape might result in potential intervention, influence, or control by the Chinese government at any time, which could have material implications for our business as a Hong Kong operating company, and could ultimately result in a material change in our operations and/or the value of our securities.

The China Securities Regulatory Commission (CSRC) introduced the Administrative Measures for the Overseas Issuance of Securities and Listing by Domestic Enterprises last year, with the aim of regulating and overseeing fundraising activities of Chinese companies in global markets. As of the date of this prospectus, we are not currently subject to these regulations. However, given the ongoing uncertainty in the legal framework between Hong Kong and China, it is possible that we may be required to obtain and maintain approvals from relevant authorities in the future. Such a requirement could lead to a material change in our operations and/or the value of the securities being registered for sale. Additionally, there is a risk that it could significantly limit or completely hinder our ability to offer or continue offering securities to investors, potentially causing the value of such securities to decline significantly or render them worthless.”

16. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Company Response:

We have added the following risk factor to page 6:

“As of the time of this prospectus, we are not obligated to obtain to comply with the regulation or policy issued by Cyberspace Administration of China (CAC) due to "one country, two systems" framework.

As of the time of this prospectus, we are not obligated to obtain to comply with the regulation or policy issued by Cyberspace Administration of China (CAC) due to "one country, two systems" framework, which grants Hong Kong a high degree of autonomy and we have no operations or services that extend into mainland China or involve interactions with Chinese users. Due to the uncertainty over Hong Kong and Chinese legal framework, we might be required to obtained and maintain approval from authority, which would cause a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are, however, directly subject to cybersecurity and data security regulation and policy as following:

•	Personal Data (Privacy) Ordinance (PDPO): The PDPO is a comprehensive data protection law in Hong Kong that governs the collection, handling, and use of personal data. It establishes principles for the fair and lawful treatment of personal data and gives individuals certain rights over their data. The PDPO is administered by the Privacy Commissioner for Personal Data (PCPD).
•	Cybersecurity and Data Protection Units (CDPU): The Hong Kong Police Force's CDPU works to combat cybercrime and enhance cybersecurity. They provide guidance to businesses and the public on best practices for online security.
•	Hong Kong Monetary Authority (HKMA) Guidelines: For financial institutions, the HKMA has issued guidelines on cybersecurity risk management. These guidelines outline the expectations for banks in safeguarding their information systems and managing cybersecurity risks.
•	Telecommunications Ordinance: The Office of the Communications Authority (OFCA) oversees the telecommunications sector, and the Telecommunications Ordinance includes provisions related to the security and integrity of telecommunications networks.
•	Cyberport and Hong Kong Science and Technology Parks Corporation (HKSTP): These organizations play a role in fostering technology innovation in Hong Kong and may provide support and guidance related to cybersecurity for tech startups and businesses.”

We are subject to risks arising from the recent global outbreak..., page 5

17. This risk factor mentions your reliance on employees, suppliers, manufacturers and other partners. Please elaborate on such employees and relationships or revise as appropriate.

Company Response:

We have removed the risk factors referencing the “global outbreak”, as we do not believe that they are pertinent to our business at this time.

Risks Relating to the Company's Securities

Our securities lack a pre-existing market, and the emergence of an active trading..., page 8

18. Please revise this risk factor to discuss your intentions to be quoted on the OTC Pink Open Market upon completion of this offering and the associated risks, including that there is no assurance that you will be able to achieve a listing and address the resulting impact on your investors and their ability to sell their shares. Additionally, we note your references to "the market price of our common stock following this offering," that your common stock may "trade below the offering price," and "rules implemented by...the OTC Markets Group." Please revise to clarify that such statements will only apply if you are able to achieve a listing.

Company Response:

We have revised the risk factor on page 8 accordingly.

Management's Discussion and Analysis, page 14

19. Please remove your reference to the safe harbor provisions contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as these provisions do not apply to forward-looking statements made by issuers in connection with an initial public offering.

Company Response:

We have amended page 14 accordingly to remove references to the safe harbor provisions contained in Section 27A of the Securities Act and Section 21E of the Exchange Act.

Industry Overview, page 15

20. We note that this section relies upon market and industry data that you have developed from various sources, including your internal data and estimates. Please revise your statements and claims in this section to provide a citation or support for the claims in this section or revise to state that such claims are management's beliefs.

Company Response:

We have revised the Industry Overview on page 15 accordingly.

Description of Business, page 16

21. Please revise to more thoroughly describe the status of your current business operations and separately, your proposed business operations. Refer to Item 101(h)(4) of Regulation S-K. Additionally, please reconcile your statement on page F-7 that the company's revenue "...is generated through provision of website development and design services to customers," with your disclosure in the Description of Business section that states that you are presently capable of "plan[ning] and implement[ing] paid advertising campaigns," "implement[ing] advanced analytics tools," and "regularly compil[ing] comprehensive reports." To the extent that you discuss services that you do not provide at this time but anticipate providing in the future, please disclose the status of development and anticipated timeframe. Make conforming revisions in the prospectus summary.

Company Response:

We have made amendments throughout the Description of Business section which we believe address the above.

22. We note your disclosure on page F-9 that indicates that three customers accounted for 100% of your revenues from inception to November 30, 2023, with one customer accounting for 62% of such revenue. Please revise your disclosure, here and in the prospectus summary and MD&A, to disclose that three customers have accounted for all of your reported revenues. Further, disclose the material terms of your arrangements with these customers and file such agreements as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Company Response:

The material terms, and agreements, with our three clients are not included herein as exhibits, as we consider these activities to have occurred during the normal course of business. We have added the following language to page 16, the prospectus summary, and MD&A on page 14:

“From August 18, 2023 (date of inception) to November 30, 2023, there were three customers who accounted for 100% of the Company’s revenues. One customer accounted for 17% of our revenue, our second customer accounted for 21% of our revenue, and our third customer accounted for 62% of our revenue.”

Government Regulations, page 17

23. We note your references to privacy laws and copyright laws, as well as your disclosure that non-compliance with privacy laws may result in penalties and that compliance with copyright laws is "essential." Please revise to briefly summarize your obligations under these laws and regulations and describe their effect on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Company Response:

We have added the following to page 17:

As a company operating primarily in Hong Kong, we bear several critical obligations in regards to ensuring compliance with intellectual property (IP) laws, cybersecurity regulations, and privacy legislation, including:

•	Trademark law, the company must actively register and protect its distinctive brands, conduct thorough searches, and diligently enforce trademark rights.
•	Copyright law necessitates a vigilant approach to respecting and safeguarding creative works, requiring the company to obtain proper permissions for use and adhere to copyright durations.
•	Patent law, the obligation lies in securing patents for inventions and respecting the rights of patent holders.
•	International treaties, such as the Paris Convention and Berne Convention, necessitate alignment with global IP standards.
•	Customs Recordation places a duty on the company to register trademarks and copyrights with Customs, actively preventing the influx or outflow of counterfeit goods.
•	Engaging with the Intellectual Property Office becomes imperative, involving seeking guidance, filing applications, and staying informed about IP policies and procedures. In the domain of cybersecurity, the company is obligated to safeguard personal and corporate data, implementing robust security measures and adhering to data breach notification requirements.
•	Privacy laws mandate the protection of individuals' personal information, demanding compliance with consent-based data processing, data security standards, and respect for privacy rights.

Non-compliance not only risks legal consequences but could cause a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Use of Proceeds, page 18

24. We note your disclosure here and on page 10 that notes the potential to reallocate how you will use the proceeds from this offering. Please revise to discuss the specific contingencies that and the alternatives to such use in the event such contingencies are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K.

Company Response:

We have amended page 18 accordingly.

Description of Securities, page 21

25. We note that your Certificate of Incorporation, filed as Exhibit 3.1 and Bylaws, filed as Exhibit 3.2 do not appear to define the rights of your common stock, such as dividend and liquidation rights. Please revise your disclosure to state as much and provide any related risk factor disclosure. To the extent you have any other instrument(s) which define the rights of holders of the common stock being registered, please file such documents as exhibits. Refer to Item 601(b)(4)(i) of Regulation S-K. Please also file an executed copy of your Bylaws.

Company Response:

We have amended page 21 accordingly, and we have added the following risk factor to page 8:

“Currently, our Articles of Incorporation and By-Laws do not specifically detail the rights of shareholders.

Pursuant to Nevada Revised Statutes 78.350, stockholders holding shares of common stock are entitled to notice of and to vote at meeting(s). Pursuant Nevada Revised Statues 78.350, unless otherwise provided in the articles of incorporation, or in the certificate of designation establishing the class or series of stock, every stockholder of record of a corporation is entitled at each meeting of stockholders thereof to one vote for each share of stock standing in his or her name on the records of the corporation. If the articles of incorporation, or the certificate of designation establishing the class or series of stock provides for more or less than one vote per share for any class or series of shares on any matter, every reference in this chapter to a majority or other proportion of stock shall be deemed to refer to a majority or other proportion of the voting power of all of the shares or those classes or series of shares, as may be required by the articles of incorporation, or in the certificate of designation establishing the class or series of stock or the provisions of this chapter. As our Articles of Incorporation and By-Laws do not detail voting rights of our shareholders holding shares of common stock, pursuant to Nevada Law, each share has voting rights of 1 vote per share of common stock with the voting rights designated above. Any shareholder rights not specified within our Articles of Incorporation and or By-Laws will automatically default to the provisions set forth by Nevada Laws as it relates to corporations."

Directors and Executive Officers and Corporate Governance, page 23

26. It appears that Mr. Wong is currently serving as a Business Manager at Digital Limited. Please revise to clarify whether he is serving full-time in that role, in addition to his role as Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary, and Director of the company. To the extent that he is splitting his time between such roles at each company, update your risk factor disclosure to address his allocation of time between the companies and any conflicts of interest.

Company Response:

We have amended page 23 accordingly, and we have also added the following risk factor on page 4:

“Mr. Tak Chun Wong has various business interests and, as a result of Mr. Wong’s business activities, he may not have enough available time to allocate to progress the company’s business efforts in an expeditious manner.

Mr. Wong is a Business Manager at Digitalab Limited, and is also the sole officer and director of AFB Limited. As a result, Mr. Wong has many demands on his time. Although Mr. Wong believes that he has the availability to, and has the intention to, operate AFB Limited successfully, there can be no assurances that he will have enough time to devote to the activities of the company as may be required when operations progress. Although we do not believe that there are any direct conflicts of interest that arise through Mr. Wong’s business interests, we believe that time allocation may present a difficulty that Mr. Wong may need to address in, as of yet, unforeseen ways, which could create uncertainty and, in a worst case scenario, may force the company to reevaluate its business objectives and expectations."

Certain Relationships and Related Transactions, page 26

27. We note your disclosure regarding the advance of $2,204 from Mr. Wong to the company. Please revise to disclose the amount outstanding as of the most recent practicable date. Refer to Item 404(d) and Item 404(a)(5) of Regulation S-K. We also note that you use Mr. Wong's office space at no cost. Please revise to include the approximate dollar value of such office space. Refer to Item 404(d) and Item 404(a)(3) of Regulation S-K.

Company Response:

We have revised page 26 accordingly.

Exhibits to Registration Statement

Exhibit 23.1 Consent of Independent Accounting Firm, page 28

28. Please provide a dated consent from your auditor. Refer to Item 601(b)(23)(i) of Regulation S-K

Company Response:

We have included herein a currently dated consent.

General

29. Throughout the filing, you intermittently describe having multiple employees and/or directors. See, for example, the reference to "our executive officers and other personnel" on page 10 and the statement on page 24 that the business "is operated by a small number of persons." This contradicts the statement on page 17 that you have a single employee, who also serves as your sole officer and director. Please revise your disclosure to reflect the current state of your workforce and related business operations. Additionally, please add a risk factor acknowledging that you have a single, non-independent director and discuss the risks related to the lack of a majority independent board of directors and board committees.

Company Response:

We have amended throughout the registration statement to clarify that we have only one employee, who also serves as our sole officer and director. Specifically, pages 10 and 24 have been amended. We have also added the following risk factor on page 4:

We have only one employee, who also serves as our sole officer and single, non-independant director, Mr. Tak Chun Wong.

Although Mr. Tak Chun Wong believes that he will be able to effectively operate our business individually, at this time, there can be no assurances that his belief will prove to be correct. As Mr. Wong is not an independent director, his beliefs and viewpoints may not be considered to be objectively impartial, which could result in ineffective controls and procedures. Additionally, there can be no assurances that Mr. Wong will be able to hire additional employees, officers, or directors to support our future growth. In such an event, we would have to reevaluate, or materially alter, our business objective, if not cease operations entirely in a worst case scenario.

30. Please confirm whether Mr. Wong is located in Hong Kong or China. If so, please include a separate "Enforceability" section identifying your sole director and officer and disclosing whether investors may bring actions under the civil liability provisions of the U.S. federal securities laws against them and whether investors may enforce these civil liability provisions when the assets of the company or its officer and directors are located outside of the United States. This section should address the ability to effect service of process, enforce judgments obtained in U.S. courts against foreign persons, enforce in foreign courts judgments of U.S. courts, and bring an original action in a foreign court to enforce liabilities against the officer and director based upon the U.S. federal securities laws. Please also add a risk factor addressing the challenges of bringing actions and enforcing judgments and liabilities against such individual.

Company Response:

We have revised the risk factor on page 7 accordingly.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 1, 2024

/s/ Tak Chun Wong

Tak Chun Wong

Chief Executive Officer